AMENDMENT NO.2

TO

GLOBAL CUSTODIAL AND AGENCY SERVICES AGREEMENT

This AMENDMENT No.1 (“Amendment”) is made as of October 27, 2022, by and between Timothy Plan (“Client”) and Citibank, N.A. (“Custodian”, together with the Client, the “Parties”), to that certain Global Custodial and Agency Services Agreement dated November 30, 2018, between the Client and Service Provider (“Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement, the Custodian performs certain custodial services for the Client;

WHEREAS, the Parties agree to amend Appendix A of the Agreement to reflect the addition of the Timothy Plan Market Neutral ETF along with the corresponding authorized participant fees; and

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Client and Custodian hereby agree as follows:

1.	Amendment to Appendix A of the Agreement — List of Funds.

The List of Funds located in Appendix A of the Agreement is hereby deleted in its entirety and replaced with the List of Funds located in Appendix A attached to the end of this Amendment.

2.	Representations and Warranties.

a.	The Client represents that it has full power and authority to enter into and perform this Amendment and that it has provided this Amendment to the Board.

b.	The Custodian represents that it has full power and authority to enter into and perform this Amendment.

3.	Miscellaneous.

a.	This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

b.	Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both Parties hereto.

c.	Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

d.	This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

TIMOTHY PLAN

By:	/s/ Aruthur Ally

Name:	Aruthur Ally

Title:	President

Date:	11/7//22

CITIBANK, N.A.

By:	/s/ Patrick E. Curtin

Name:	Patrick E. Curtin

Title:	Managing Director

Date:	November 8th, 2022

Appendix A

To the Global Custodial and Agency Services Agreement

List of Funds

Fund Name	Authorized Participant Fee Per Create/Redeem (USD)
Timothy Plan US Large/Mid Cap Core ETF	500
Timothy Plan High Dividend Stock ETF	250
Timothy Plan US Small Cap Core ETF	250
Timothy Plan International ETF	4500
Timothy Plan US Large/Mid Core Enhanced ETF	500
Timothy Plan High Dividend Stock Enhanced ETF	250
Timothy Plan Market Neutral ETF*	$2,250

*	This fund is expected to launch on or about January 9, 2023.

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